Exhibit 21.1

SUBSIDIARIES OF REVOLUTION LIGHTING TECHNOLOGIES, INC.

Subsidiary of the Company	Jurisdiction of Incorporation/Formation
Lumificient Corporation	Minnesota
Seesmart Technologies, LLC	Delaware
Lighting Integration Technologies, LLC	Delaware
Relume Technologies, Inc.	Delaware
Tri-State DE LLC	Connecticut
Subsidiary of Seesmart Technologies, LLC
Seesmart Technologies, Inc.	Nevada
Subsidiary of Relume Technologies, Inc.
Sentinel System, LLC	Michigan